UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of   November 2012

File No.   000-53117

CLIFTON STAR RESOURCES INC.

(Name of Registrant)

1040, Ave. Belvedere, Bureau 217, Quebec, QC, Canada G1S 3G3

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F __X__

FORM 40-F  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Clifton Star Resources Inc.

(Registrant)

Dated: December 3, 2012	By: /s/ "Philip Nolan" Philip Nolan, Director

Exhibit Index:

99.1

Interim Financial Statements for the period ended September 30, 2012

99.2

Management Discussion and Analysis

99.3

Certification of CEO

99.4

Certification of CFO